UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Gateway Energy Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

367600301

(CUSIP Number)

Frederick M. Pevow, Jr.

910 Oak Valley Drive, Houston, TX 77024

(713) 827-0706

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Timothy D. Rampe

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

February 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Frederick M. Pevow, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,292,070

	8	Shared Voting Power --

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power --

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,292,070

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) GEC Holding, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,292,070

	8	Shared Voting Power --

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power --

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,292,070

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 367600301

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.25 per share (“Common Stock”), of Gateway Energy Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1415 Louisiana Street, Suite 4100, Houston, Texas 77002.

Item 2.	Identity and Background.

(a)                                  This Schedule is being filed by GEC Holding, LLC, a Delaware limited liability company (“GECH”), and Frederick M. Pevow, Jr. (collectively, the “Reporting Persons”).  Mr. Pevow is the sole member and manager of GECH and owns 100% of its membership interests.

(b)                                 The business address and telephone number of Mr. Pevow and GECH are 910 Oak Valley Drive, Houston, TX 77024, (713) 827-0706.

(c)                                  Mr. Pevow’s principal occupation is a private investor.

(d)                                 During the last five years, neither Mr. Pevow nor GECH has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, neither Mr. Pevow nor GECH has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him or it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Mr. Pevow is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
Mr. Pevow acquired the shares described in this Schedule (the “Shares”) with personal cash on hand.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.  Prior to the acquisition of the Shares, the Reporting Persons have had discussions with shareholders of the Issuer.  The Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position, future prospects and management, as well as conditions in the securities markets (including but not limited to the price of and market for the Shares) and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, among other things: (i) acquiring additional shares of Common Stock; (ii) disposing of any or all of the shares of Common Stock held by the Reporting Persons;

CUSIP No. 367600301

(iii) communicating with management and members of the board of directors; (iv) communicating with shareholders of the Issuer or other persons who may desire to become shareholders of the Issuer,  regarding matters including alternatives to maximize shareholder value; (v) seeking to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties; (vi)  soliciting  proxies or consents,  to be  used  at  either  the  Issuer’s regular  annual  meeting  of shareholders,  or at a special  meeting  of  shareholders,  or  otherwise,  with respect to the matters described in clause (iv) above, including possibly the election of one or more nominees of the Reporting Persons and/or such other shareholders to the board of directors of the Issuer, and other matters related thereto; (vii) seeking alone or with others to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; and/or (viii) taking such other  actions with respect to the Issuer as the Reporting Persons may from time to time determine.

Item 5.	Interest in Securities of the Issuer.

(a)                                  As of February 11, 2010, each Reporting Person beneficially owns the following number of shares of Common Stock (all computations of the percentage of outstanding Common Stock set forth herein are based on a total of 19,397,125 shares of Common Stock outstanding as of October 30, 2009 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on November 12, 2009):

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding
Frederick M. Pevow, Jr.	2,292,070	11.8%
GECH	-0-	0%

(b)                                 Mr. Pevow is deemed to solely have the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares.  Following the date of this Schedule 13D, Mr. Pevow may transfer the Shares to GECH.

(c)                                  During the 60 days prior to this filing, the Reporting Persons bought, sold or otherwise received Shares as follows:

Reporting Person	Date	Buy/Sell	Number of Shares	Price Per Share

Mr. Pevow (1) (2)	2/2/2010	Buy	675,000 shares	$0.36

Mr. Pevow (3)	2/10/2010	Buy	5,000 shares	$0.35

Mr. Pevow (3)	2/10/2010	Buy	7,000 shares	$0.36

CUSIP No. 367600301

Mr. Pevow (3)	2/3/2010	Buy	5,000 shares	$0.35

Mr. Pevow (3)	2/3/2010	Buy	5,000 shares	$0.35

Mr. Pevow (3)	2/2/2010	Buy	5,000 shares	$0.35

Mr. Pevow (1) (3)	1/21/2010	Buy	3,543 shares	$0.36

Mr. Pevow (1) (3)	1/15/2010	Buy	5,000 shares	$0.36

Mr. Pevow (1) (3)	1/14/2010	Buy	5,000 shares	$0.36

Mr. Pevow (1) (3)	1/13/2010	Buy	1,000 shares	$0.36

Mr. Pevow (1) (3)	1/11/2010	Buy	5,000 shares	$0.38

Mr. Pevow (1) (3)	12/30/2009	Buy	10,000 shares	$0.34

Mr. Pevow (1) (3)	12/29/2009	Buy	22,165 shares	$0.34

Mr. Pevow (1) (3)	12/23/2009	Buy	14,550 shares	$0.34

Mr. Pevow (1) (3)	12/23/2009	Buy	14,000 shares	$0.36

Mr. Pevow (1) (3)	12/22/2009	Buy	3,000 shares	$0.34

Mr. Pevow (1) (3)	12/15/2009	Buy	19,600 shares	$0.34

Mr. Pevow (1) (3)	12/15/2009	Buy	7,895 shares	$0.34

(1) These shares may be subsequently transferred by Mr. Pevow to GECH.

(2) These shares were acquired in a privately negotiated sale between Mr. Pevow and the seller of such shares.

(3) These shares were acquired in open market purchases.

In addition, on February 1, 2010, Mr. Pevow entered into (i) a warrant agreement (the “VanderLinden Warrant Agreement”) with Paul VanderLinden pursuant to which Mr. Pevow has the immediately exercisable option to acquire 370,200 shares of Common Stock owned by Mr. VanderLinden and (ii) a warrant agreement (the “Trailblazer Warrant Agreement” and, together with the VanderLinden Warrant Agreement, the “Warrant Agreements”) with Trailblazer Partners, Ltd. (“Trailblazer”) pursuant to which Mr. Pevow has the immediately exercisable option to acquire 660,335 shares of Common Stock owned by Trailblazer.  The options granted pursuant to the Warrant Agreements each has an exercise price of $0.39 per share and expires on March 16, 2010.  Mr. Pevow paid (i) Mr. VanderLinden a fee of $0.01 per share for the option under the VanderLinden Warrant Agreement (or $3,702 in the aggregate) and (ii) Trailblazer a fee of $0.01 per share for the option under the Trailblazer Warrant Agreement (or $6,603.35 in

CUSIP No. 367600301

the aggregate).

(d)                                 No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Pevow is party to the Warrant Agreements described above in Item 5.  Other than the foregoing, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1                                               Joint Filing Agreement, dated as of February 11, 2010, by and between GEC Holding, LLC and Frederick M. Pevow, Jr.

Exhibit 2                                               Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Paul VanderLinden

Exhibit 3                                               Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Trailblazer Partners, Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010

GEC HOLDING, LLC

By:	/s/ Frederick M. Pevow, Jr.
	Name:	Frederick M. Pevow, Jr.
	Title:	Manager

/s/ Frederick M. Pevow, Jr.
Frederick M. Pevow, Jr.

Index of Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of February 11, 2010, by and between GEC Holding, LLC and Frederick M. Pevow, Jr.

Exhibit 2	Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Paul VanderLinden

Exhibit 3	Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Trailblazer Partners, Ltd.